February 28, 2014

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE, Mail Stop 5553

Washington DC 20549

Attention: Tia Jenkins, Senior Assistant Chief Accountant

Re:                             McEwen Mining Inc.

Form 10-K for the Year Ended December 31, 2012, Filed March 11, 2013

Form 10-Q for the Quarter Ended September 30, 2013, Filed November 7, 2013

Correspondence submitted January 28, 2014

Correspondence dated February 14, 2014

File No. 001-33190

Dear Ms. Jenkins:

We refer to your correspondence dated February 14, 2014, addressed to Robert McEwen, CEO of McEwen Mining Inc. (“McEwen Mining”, the “Company” or “we”).  The comments relate to an earlier letter addressed to McEwen Mining, dated December 13, 2013, to which we have replied on January 28, 2014.

This letter contains responses to the comments contained in your February 14, 2014 letter.

Accordingly, the Company’s responses are as follows:

Form 10-K for the Year Ended December 31, 2012

Products, page 5

1.              We will incorporate and file our previously provided disclosure in an amended Form 10-K for the Year Ended December 31, 2012.

Comment No. 9 from correspondence dated December 13, 2013

Note 8 Investment in Minera Santa Cruz S.A. (“MSC” — San José Mine, page 86

2.              From the date of filing our 2012 Form 10-K to date, please be advised that we have not issued any securities under the Form S-3.  Further, we do not anticipate selling or otherwise issuing any securities under the Form S-3 until the MSC financial statements for both 2012 and 2013 are filed.  We have, however, issued certain securities to certain of our officers, directors and employees (consisting of options), but none of these options have been exercised to date.  We have also agreed to issue shares of our common stock to a vendor in exchange for services, but we anticipate that these shares would be issued under an exemption from the registration requirements of the Securities Act (Regulation S) and would not require reliance on the Form S-3.

3.              We note that although the filed copy of the audit report from KPMG that you reference was unsigned (due to an administrative oversight), the Company was at all times in possession of a signed copy.  We do not believe that this oversight affects any sales made under the Form S-3, since the independent accountants did execute the report and it was clearly the intent of the Company to file the executed report.

As you also note, KPMG’s consent contained in the Form S-3 filed on June 18, 2012 is limited to inclusion of its report on the audit of the Company’s financial statements (and not Minera Andes). To remedy what we suggest was also an oversight, KPMG has agreed to amend its consent contained in the Form S-3 to include reference to the Minera Andes consolidated financial statements for the year-ended December 2011, as incorporated by reference through the Form 8-K filed on April 4, 2012.  We believe that amending the consent to include KPMG’s report on the Minera Andes’ financial statements, any technical defect has been cured and any future sales will not be affected.

The Company also hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate confirmation from the staff that the foregoing responses are adequate.

We look forward to hearing from you.

Sincerely,

MCEWEN MINING INC.

Nils F. Engelstad

Vice President - General Counsel & Secretary

cc:                                Mr. Perry Ing, Chief Financial Officer — McEwen Mining Inc.

Mr. Richard W. Brissenden, Chair of the Audit Committee — McEwen Mining Inc.

Mr. Mark Irwin, Audit Partner, KPMG LLP